Guinness Atkinson Funds

225 S. Lake Avenue, Suite 216

Pasadena, CA 91101

January 28, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

Re:

Guinness Atkinson Funds (the “Trust”) (CIK: 0000919160)

Post-Effective Amendment No. 107 to the Trust’s Registration Statement

(Accession No. 0001398344-20-015306)

File Nos. 033-75340 and 811-08360 on behalf of the SmartETFs Sustainable Energy ETF

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 107 under the Act and Amendment No. 108 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-20-015306) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on August 7, 2020 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time. The Amendment was initially scheduled to become effective on October 21, 2020 and subsequently extended under several delaying amendments (PEA Nos. 115, 117, 121, 122, 123, 124, 126, 127, 128, 132, 133, 134, 135, 136, 137, 138, 139 and 140). No securities have been issued or sold in connection with this registration.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777 or diane.drake@mfac-ca.com.

Thank you for your assistance in this matter.

Sincerely,

/s/ Mel de Leon
Mel de Leon, on behalf of
Guinness Atkinson Funds